Exhibit 12.1

SUMMIT MATERIALS, INC. AND SUBSIDIARIES

SUMMIT MATERIALS, LLC AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	January 2,	December 27,	December 28,	December 29,	December 31,
(in thousands)	2015	2014	2013	2012	2011
Loss from continuing operations before income taxes (1)	$(19,194)	$(13,336)	(105,798)	(50,951)	(1,441)
Add (deduct)
Distributions from equity investments	1,800	757	120	817	156
(Income) loss from equity method investees	(2,609)	(1,408)	(1,161)	(683)	894
Capitalized interest	—	—	(640)	(193)	—
Fixed Charges	88,677	88,570	58,419	59,438	49,218

Earnings, as defined	$68,674	$74,583	$(49,060)	$8,428	48,827

Fixed Charges:
Interest on indebtedness and amortization of deferred financing costs	$84,629	$86,742	$56,443	$58,079	47,784
Capitalized interest	—	—	640	193	—
Portion of rental expense under operating leases representative of the interest factor	4,048	1,828	1,336	1,166	1,434

Total fixed charges	$88,677	$88,570	$58,419	$59,438	49,218

Ratio of earnings to fixed charges (2)(3)	0.8	0.8	N/A	0.1	1.0

(1)	Represents earnings from continuing operations before adjustments for noncontrolling interests in consolidated subsidiaries.
(2)	The ratio of earnings to fixed charges is determined by dividing earnings, as adjusted, by fixed charges. Fixed charges consist of interest on all indebtedness plus that portion of operating lease rentals representative of the interest factor (deemed to be 33% of operating lease rentals).
(3)	Earnings were insufficient to cover fixed charges by $107.5 million for the year ended 2013.